Reformatted for Edgar Filing

OUT OF THE GATE | By Lyneka Little

Leaving Few Stones Unturned,
This Little Fund Posts Big Gains

Mutual funds young and old can go unnoticed with thousands available for sale. In this column, we take a look at funds that financial advisers and analysts praise because they have outperformed their peers. We also troll for funds that are noteworthy on another front: They remain relatively small.

Some financial advisers prefer smaller funds because it means less bounce is required in the individual holdings of the fund for the share price of the fund to increase. Smaller funds also are generally more nimble; they easily can dart in and out of positions.

The fund we highlight this month is focused on large stocks and prides itself on a fairly conservative approach to stock picking, a style that investors unnerved by this year's occasional market jitters might find attractive.

FMI Large Cap is "a tiny player among the giants in the large-blend category," says Morningstar analyst Kerry O'Boyle in a recent report. The fund has about $450 million under management and another $500 million or so invested alongside its strategy in institutional and other separate accounts. Many large-stock funds top several billion dollars, and $10 billion funds are becoming more common.

The FMI fund is small in another way, too: While some of its peers hold hundreds of stocks, it is a concentrated portfolio of about 20 stocks. The fund's four analysts prowl for undervalued stocks of big companies that have large market positions or are in niche markets.

"We feel that at any given time we don't have more than 20 or so good ideas," says Fiduciary Management Inc. Chairman and Chief Executive Ted Kellner. “What is the point of adding more stocks?"

The fund's managers are "long-term investors who look for unique, yet understandable businesses that can generate recurring revenues and high returns on invested capital," Mr. O'Boyle notes. They prefer shareholder-friendly management teams that "shun growth-only acquisition strategies and egregious compensation packages."

So far, the results have been "stunning," he says. The fund has ranked in the top 20% of its large-blend peers on an annual basis for each of the past five calendar years it has been in existence. Its five-year annualized return of 12.4% through April 30 puts it in the top 3% of peers, and ahead of the Standard Poor's 500 by about four percentage points a year, on average. Morningstar rates the fund at its highest level, five stars.

But because the fund invests in so few stocks compared with its large-cap peers, "a few picks gone awry could cause it to lag as severely as it has outperformed," Mr. O'Boyle adds.

Fiduciary Management President Patrick English attributes the fund's relatively small size to a lack of advertising. But executives at the Milwaukee firm expect more money could come the fund's way given it celebrated its fifth birthday late last year with a track record that is likely to grab the attention of financial advisers and others who screen for long-term outperformance.

"The FMI Large Cap Fund just hit its five-year record at the end of 2006. [Before then], it was flying under the radar screen for many people," Mr. English says.

Messrs. English and Kellner are members of a five-person committee that makes the investment decisions for the fund. Mr. Kellner previously worked at investment-management firm Nicholas Strong Co., and Mr. English at investment-management and mutual-fund firm Dodge & Cox.

"In theory, a more concentrated portfolio should be more volatile, but that historically hasn't been for this fund," says Mr. English, who heads the firm's stock research. The management team believes that volatility is diminished over two-to four-year measurement periods, and that the benefits of diversification drop dramatically once a portfolio holds more than 10 stocks.

The fund's top holdings as of March 31 included insurance and holding company Berkshire Hathaway Inc.; media conglomerate Time Warner Inc.; management consultant and technology-services company Accenture Ltd., and retailer Wal-Mart Stores Inc. The fund had about 15% of its money in the financial sector, and 6% in technology services. The fund invests mainly in stocks of companies with market capitalization greater than about $11 billion.

The 1%-of-assets expense ratio places FMI Large Cap below the 1.4% average for U.S. diversified stock funds. The fund is available through various brokerage-firm fund supermarkets and directly from www.fmifunds.com.

Ms. Little is a reporter for The Wall Street Journal in New York.

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FMI Large Cap Fund Disclosure Footnote

The average annual total returns of the FMI Large Cap Fund for 1 year, 5 Year and inception (12/31/01) periods ended October 31, 2007 were: 10.94%, 16.73%, and 10.73%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the FMI Large Cap Fund. Please read the prospectus carefully before investing.